UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Mobile TeleSystems OJSC

(Name of Issuer)

Common Stock, par value RUR 0.10 per share

(Title /.of Class of Securities)

6074091

(CUSIP Number)

Dr. Manfred Balz
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
D-53113 Bonn, Germany
+49-228-181-0

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 6074091

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
T-Mobile Worldwide Holding GmbH

S.S. or I.R.S. Identification Nos. of Above Persons (entities only)
IRS identification number not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 200,525,554

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 200,525,554

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,525,554

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) CO

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
T-Mobile International AG & Co KG

S.S. or I.R.S. Identification Nos. of Above Persons (entities only)
IRS identification number not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 200,525,554

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 200,525,554

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,525,554

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) CO

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Deutsche Telekom AG

S.S. or I.R.S. Identification Nos. of Above Persons (entities only)
IRS identification number not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 200,525,554

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 200,525,554

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,525,554

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.0%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed on March 24, 2003, as amended by Amendment No. 1 to the Schedule 13D filed on April 17, 2003, Amendment No. 2 to the Schedule 13D filed on April 28, 2003, Amendment No. 3 to the Schedule 13D filed on December 17, 2003 and Amendment No. 4 to the Schedule 13D filed on December 17, 2004 (as amended and supplemented, the “Schedule 13D”), of T-Mobile International AG & Co KG, formerly T-Mobile International AG, (“T-Mobile International”), Deutsche Telekom AG (“DTAG”) and T-Mobile Worldwide Holding GmbH (“T-Mobile Worldwide”) with respect to the common stock, par value RUR 0.10 per common share (the “Shares”), of Mobile TeleSystems OJSC (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer
See Item 1 of Schedule 13D as previously filed.

Item 2.	Identity and Background
See Item 2 of Schedule 13D as previously filed.

Item 3.	Source and Amount of Funds or Other Consideration
See Item 3 of Schedule 13D as previously filed.

Item 4.	Purpose of Transaction

On December 22, 2004, T-Mobile Worldwide completed the previously announced sale of 300,800,000 Shares in a transaction not subject to registration under the U.S. Securities Act of 1933 pursuant to Regulation S thereunder.  Such shares have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The Reporting Persons intend to continue to review their investment in the Issuer from time to time and may determine to purchase or sell additional Shares from time to time to the extent permitted by the agreements described in the Schedule 13D and applicable law.  Any action or actions the Reporting Persons might undertake in respect of their Shares will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the Shares; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospect; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.	Interest in Securities of the Issuer

(a)               At the date hereof, T-Mobile Worldwide has sole voting and dispositive power with respect to the 200,525,554 Shares it holds of record.  For purposes of the Schedule 13D and this Amendment, T-Mobile International is also reported as having sole voting and dispositive power over such Shares by virtue of its control over T-Mobile Worldwide, and DTAG is also reported as having sole voting and dispositive power over such Shares by virtue of its control over T-Mobile International.  As T-Mobile Worldwide’s sole shareholder, T-Mobile International may be deemed to own all such Shares beneficially, and as T-Mobile International’s sole shareholder, DTAG may be deemed to own all such Shares beneficially.

The Reporting Persons may be deemed to be a group with Sistema, Sistema Holding Limited, Invest-Svyaz Holding, Vladimir P. Evtushenkov or VAST by virtue of the Shareholders’ Agreement, the Letter Agreements and other related agreements.  However, each Reporting Person expressly disclaims that it is such a member.

(b)              Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c)               Except for the previously announced sale of 300,800,000 Shares by T-Mobile Worldwide that was completed on December 22, 2004 and the entry into the Letter Agreements, each dated December 16, 2004, between T-Mobile Worldwide and Sistema JSFC and filed as exhibits to the Schedule 13D filed on December 17, 2004, there have been no transactions in the Shares by any of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the persons set forth in Exhibit A during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Directors and Executive Officers of the Reporting Persons (i)

Exhibit B	Joint Filing Agreement (ii)

Exhibit C	Call Option Agreement (ii)

Exhibit D	Shareholders’ Agreement(ii)

Exhibit E	Unwind Agreement(ii)

Exhibit F	Letter Agreement(i)

Exhibit G	Letter Agreement(i)

(i)     Previously filed as an Exhibit to Schedule 13D on December 17, 2004.

(ii)    Previously filed as an Exhibit to Schedule 13D on March 24, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2004

T-MOBILE WORLDWIDE HOLDING GMBH

By: s/ Frank Stoffer
Name: Frank Stoffer
Title: Managing Director

By: s/ Dr. Uli Kühbacher
Name: Dr. Uli Kühbacher
Title: Managing Director

T-MOBILE INTERNATIONAL AG & CO KG

By: s/ Gerard Meerman
Name: Gerard Meerman
Title: Holder of Power of Prokuration

By: s/ Fridbert Gerlach
Name: Fridbert Gerlach
Title: Holder of Power of Prokuration

DEUTSCHE TELEKOM AG

By: s/ Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten
Title: Holder of Power of Prokuration

By: s/ Kevin Copp
Name: Kevin Copp
Title: Holder of Power of Prokuration

EXHIBIT INDEX

Exhibit A	Directors and Executive Officers of the Reporting Persons (i)

Exhibit B	Joint Filing Agreement (ii)

Exhibit C	Call Option Agreement (ii)

Exhibit D	Shareholders’ Agreement(ii)

Exhibit E	Unwind Agreement(ii)

Exhibit F	Letter Agreement(i)

Exhibit G	Letter Agreement(i)

(i)     Previously filed as an Exhibit to Schedule 13D on December 17, 2004.

(ii)    Previously filed as an Exhibit to Schedule 13D on March 24, 2003.